EFACTOR GROUP CORP.

1177 Avenue of the Americas, Suite 5060

New York, New York 10036

May 21, 2015

VIA EDGAR

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:       EFactor Group Corp.

Preliminary Information Statement on Schedule 14C

Filed May 13, 2015

File No. 000-51569

Dear Ms. Mills-Apenteng:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2015, regarding our Preliminary Information Statement on Schedule 14C (the “Schedule 14C”) originally filed on May 13, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, we note that you state that the Board of Directors and consenting stockholders holding approximately 51.5% of the voting power approved the reserve split. However, the beneficial ownership table on page 10 indicates that your officers and directors have a combined voting power of only 37.9% and you list only one shareholder beneficially owning with more than 5% of your common stock. In your response letter, please identify the consenting stockholders, the percentage of votes they each represent, and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

We respectfully advise the Staff that we did not engage in a “solicitation” to obtain the consents from the stockholders listed below. Rather, we had an existing relationship with each of these stockholders since each consenting stockholder was either an officer, director, affiliate of an officer or director, adviser or consultant of the Company or its subsidiaries. No commission or remuneration was paid to obtain these consents.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

May 21, 2015

The table below sets forth the names and ownership amounts and percentages of each of the consenting stockholders:

Name	Number of	Percentage of
	Voting Shares	Voting Shares

Vitis Vinifera Trust (Adriaan Reinders )	42,163,785	16.7%
Salvia Officinalis Trust (Marion Freijsen)	42,371,785	16.8%
Martin Prescott	7,600,000	3.0%
Narcissus Trust (Roeland Reinders)	6,290,094	2.5%
555 PDY (Jeremy Harbour)	6,098,016	2.4%
Increasive Ventures B.V.	6,078,324	2.4%
Leaderstreight Inc. (Ruud Smeets)	4,721,293	1.9%
Mark Stanich	2,815,629	1.1%
Thomas Trainer	2,267,456	0.9%
Alon Hillel-Tuch	4,734,162	1.9%
Brian Meece	4,734,162	1.9%

Total	129,874,706	51.5%

Members of the Company’s management team (“management”) are in frequent contact with each of the non-management stockholders set forth above. During the course of these conversations, management advised these non-management stockholders regarding the Company’s desire to conduct a reverse stock split so the Company would be better positioned for a future financing. These actions were also taken in the context of larger strategic decision-making regarding financings for the Company and most, if not all, of these stockholders were involved in such discussions. Each of the non-management stockholders expressed their agreement with the Company’s desires and agreed to provide their consent to such action.

We do not believe that the Company has engaged in a “solicitation” to obtain these consents as each of the consenting stockholders were intimately familiar with the Company and its operations, either as an officer or director of the Company or its subsidiaries or as an adviser/consultant to the Company with a significant ownership stake. Further, we believe the actions taken by the Company in obtaining the consents were customary and exempt under the proxy solicitation rules.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

May 21, 2015

Set forth below is a description of each consenting shareholder’s relationship with the Company:

1.                     Vitis Vinifera Trust – As disclosed in the Schedule 14C and in our other SEC filings, Adriaan Reinders, our CEO and a director of the Company, is the beneficial owner of the shares owned by Vinis Vitifera Trust.

2.                     Salvia Officinalis Trust – As disclosed in the Schedule 14C and in our other SEC filings, Marion Freijsen, our COO and a director of the Company, is the beneficial owner of the shares owned by Salvia Officinalis Trust.

3.                     Martin Prescott – Mr. Prescott is a managing director of the Company and was previously the majority shareholder and managing director of one of the companies acquired by the Company.

4.                     Narcissus Trust – As disclosed in the Schedule 14C and in our other SEC filings, Roeland Reinders is the beneficial owner of the shares owned by Narcissus Trust. Mr. Reinders is one of the Company’s co-founders and is considered an affiliate of the Company.

5.                     555 PTY Ltd – These shares are owned by Jeremy Harbour, an outside consultant for the Company, who was a significant stockholder in a few of the companies previously acquired by the Company. Mr. Harbour is in regular contact with the Company’s management and was familiar with the Company’s plan to conduct a reverse stock split of its stock to better position itself for a future financing.

6.                     Increasive Ventures B.V. – These shares are owned by Joost Wasch, a member of the Company’s advisory board, who was a significant stockholder in one of the companies previously acquired by the Company. Mr. Wasch is in regular contact with the Company’s management and was familiar with the Company’s plan to conduct a reverse stock split of its stock to better position itself for a future financing.

7.                     Leadersfreight Inc. - As disclosed in the Schedule 14C and in our other SEC filings, Ruud Smeets, our President of Networking and a director of the Company, is the beneficial owner of the shares owned by Leadersfreight Inc.

8.                     Mark Stanich – Mr. Stanich is a managing director of the Company as well as a member of the Company’s board of directors.

9.                     Thomas Trainer – Mr. Trainer is chairman of the board of directors of the Company.

10.                 Alon Hillel-Tuch and Brian Meece – Messrs. Hillel-Tuch and Meese are officers of one of the Company’s subsidiaries.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

May 21, 2015

Discussion of the Reverse Split of the Company’s Capital Stock

Purpose of the Reverse Split, page 5

2.	You state that you currently anticipate that you will seek to raise additional capital through the sale of additional shares of common stock, preferred stock or securities convertible into common stock. Please tell us in your response letter whether you have entered into any agreements or currently have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement. Please refer to Rule 135 of the Securities Act of 1933 in considering whether revisions to the information statement are required.

We hereby advise the Staff that the Company has entered into an engagement letter with Maxim Group LLC to raise up to $15.0 million of additional capital through the sale of securities.

***

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP.

By: /s/	Marion Freijsen
Name: Marion Freijsen
Title: Chief Operating Officer

cc: Ellenoff Grossman & Schole LLP